Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Anheuser-Busch InBev SA/NV

(Incorporated in the Kingdom of Belgium)

Register of Companies Number: 0649.641.563

Euronext Brussels Share Code: ABI

Mexican Stock Exchange Share Code: ANB

NYSE ADS Code: BUD

JSE Share Code: ANH

ISIN: BE0974293251

ANHEUSER-BUSCH INBEV ANNOUNCES APPLICABLE RATE

Anheuser-Busch InBev SA/NV (formerly Newbelco SA/NV) (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) announces the Applicable Rate (as defined below) in connection with the business combination with SABMiller plc (“SABMiller”) (the “Combination”).

As set out in the scheme document published by SABMiller on 26 August 2016 (“UK Scheme Document”), all cash proceeds due to Scheme Shareholders registered on the South African Register shall be paid in South African rand and, in the case of a cheque if applicable, drawn on a South African clearing bank. AB InBev shall convert the aggregate cash proceeds due to such Scheme Shareholders pursuant to the terms and conditions of the Belgian Offer into South African rand on the basis set out in the UK Scheme Document (the ‘‘Applicable Rate’’).

AB InBev announces that the Applicable Rate is the pound sterling (“GBP”) / South African rand (“ZAR”) rate of ZAR17.66304 for each GBP 1.00.

Settlement of the cash proceeds due to Scheme Shareholders will be effected on 13 October 2016.

Defined terms used, but not defined, in this announcement have the meanings set out in the UK Scheme Document.

This press release will be available on www.ab-inbev.com.

Notes

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to the Combination, and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev, and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, among others, the risks relating to the dissolved company Anheuser-Busch InBev SA/NV (the “former AB InBev”) described under Item 3.D of the former AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016, the principal risks described on pages 16 to 17 of SABMiller’s Annual Report and Accounts for the year ended 31 March 2016 and the risks described under “Risk Factors” of Newbelco SA/NV’s Registration Statement on Form F-4, filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the former AB InBev’s most recent Form 20-F, Newbelco SA/NV’s

Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that the former AB InBev, SABMiller or AB InBev have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.